SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August 11, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

REMINDER	August 11, 2008

TAM anticipates 2Q08 results release

The conference calls still will be held on August 14

São Paulo, August 11, 2008 – TAM S.A. (BOVESPA: TAMM4, NYSE:TAM) will anticipate its results for the second quarter 2008 (2Q08) to tomorrow August 12, 2008. The information will be available on the company’s website: www.tam.com.br/ir, and through the CVM (Comissão de Valores Mobiliários) and SEC (Securities and Exchange Commission) “before the market open”. The conference calls in Portuguese and English will be Thursday, August 14 at 09:00am and 10:30am (Eastern Time), respectively. In addition, TAM will hold a meeting with analysts and investors in São Paulo on August 27.

Conference Calls

Portuguese	English
August 14, 2008	August 14, 2008
10:00 am (Brazil time)	11:30 am (Brazil time)
09:00 am (US EDT)	10:30 am (US EDT)

Phone: +55 (11) 2188-0188	Phone: +1 (973) 935-8893
Password: TAM	Password: 56769732

Replay: +55 (11) 2188-0188	Replay: +1 (706) 645-9291
Available from 08/14/2008 until 08/21/2008	Available from 08/14/2008 until 08/21/2008
Code: TAM	Code: 56769732

APIMEC-SP

August 27, 2008

Local: Academia de Serviços Cmte. Rolim Adolfo Amaro
Address: Rua Ática, 673 – Jardim Brasil
City: São Paulo – SP

08:30am (Brazil time) – Welcome coffee

RSVP by phone +55 (11) 3107-1571 or e-mail: apimecsp@apimecsp.com.br

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM (www.tam.com.br) has been the domestic market leader since July of 2003, and closed June 2008 with 48.6% of market share. The company flies to 42 destinations in Brazil. Through business agreements signed with regional companies, it reaches 79 different destinations in Brazil. TAM's market share among Brazilian companies that operate international flights stood at 75.3% in June. Operations abroad include TAM flights to 15 destinations in the United States, Europe and South America: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Córdoba (Argentina), Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), and Caracas (Venezuela). It has code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.